Exhibit 1.01
Conflict Minerals Report

Conflict Minerals Report
of
Northrop Grumman Corporation
For the Year Ended December 31, 2025

Section 1: Introduction
This Conflict Minerals Report (“Report”) of Northrop Grumman Corporation (herein referred to as “Northrop Grumman,” the “company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 (the “Rule”) and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products using the minerals specified in the Rule (defined as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin, and tungsten, which we collectively refer to as “3TG minerals”) and where those minerals are necessary to the functionality or production of such products. “Conflict Minerals” for purposes of the Rule and this Report include the 3TG minerals and any other minerals determined by the United States (“U.S.”) Secretary of State to be financing conflict in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the “Covered Countries”).
We have issued a Conflict Minerals Statement. This statement sets forth our commitment to the responsible sourcing of minerals through our global supply chain and can be found on our website at https://www.northropgrumman.com/corporate-responsibility/northrop-grumman-conflict-minerals-statement. References to our website in this Report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, our website.
Company Overview
Northrop Grumman Corporation is a leading global aerospace and defense technology company. We deliver a broad range of products, services and solutions to U.S. and international customers, and principally to the U.S. Department of War (“DoW”) and intelligence community. Our broad portfolio is aligned to support national security priorities and our solutions equip our customers with capabilities they need to connect, protect and advance humanity.

The company is a leading provider of space systems, military aircraft, missile defense, advanced weapons and long-range fires capabilities, mission systems, networking and communications, strategic deterrence systems, and breakthrough technologies, such as advanced computing, microelectronics and cyber. We are focused on competing and winning programs that enable continued growth, performing on our commitments and affordably delivering capability our customers need. With the investments we’ve made in advanced technologies, combined with our talented workforce and digital transformation capabilities, Northrop Grumman is well positioned to meet our customers’ needs today and in the future.
Section 2: Due Diligence Process
We determined that, during 2025, we manufactured and/or contracted to manufacture products containing 3TG minerals necessary to the functionality or production of such products. Our global supply chain is complex and includes many third parties in the supply chain between us and the original source of 3TG minerals in our products.
We conducted a Supply Chain and Reasonable Country of Origin Inquiry (“RCOI”) to determine whether the 3TG minerals in our products originated from the Covered Countries. Our RCOI principally consisted of attempting to: (i) identify products we believed contained, or were likely to contain, 3TG minerals, (ii) determine the source of 3TG minerals directly procured by the company, and (iii) survey direct suppliers and/or subcontractors (collectively “suppliers”) who provide components and parts for those of our products with potential 3TG minerals. We rely on our direct suppliers to provide information regarding the presence of 3TG minerals in components and materials they supply to us and the origin of those 3TG minerals -- including the sources of 3TG minerals that lower-tier suppliers supply to them.
The following is a summary of our major product categories, which we believe are likely to contain 3TG minerals:

Aerospace structures	Cybersecurity systems	Naval surface and undersea systems
Air and missile defense systems	Precision weapons	Defense Electronic Systems
Airborne C4ISR systems	Early warning systems	Satellite, space systems and spacecraft components
Airborne fire control radars	Electronic warfare systems	Signals intelligence systems
Airborne management systems	Launch vehicles	Situational awareness systems
Autonomous systems	Manned aircraft	Medium and large-caliber ammunition
Command and control systems	Solid rocket motors	Missile interceptors, targets and missile products
Communications and intelligence systems	Modernization and sustainment systems	Training and simulation systems

We exercised due diligence to determine the source and chain of custody of 3TG minerals in our products and designed our due diligence process to conform to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition), and the related Supplements on Tin, Tantalum and Tungsten and on Gold (OECD, 2016) (the “OECD Framework”).
Section 3: Due Diligence Measures
We undertook the following due diligence measures during the 2025 reporting period:
I.Utilized Established Company Management Systems
•Reviewed our Conflict Minerals Statement, which can be found on our website at: https://www.northropgrumman.com/corporate-responsibility/northrop-grumman-conflict-minerals-statement.
•Participated as a member of the Aerospace Industries Association (“AIA”) Conflict Minerals working group.
•Participated as a member of the Responsible Minerals Initiative (“RMI”).
•Continued to employ a cross-functional project team to execute the principles set forth in the company’s Conflict Minerals Statement and oversee our internal due diligence efforts.
•Utilized an established Conflict Minerals Supplier Response Due Diligence Logic process to review and assess supplier responses.
•Continued to have an executive steering committee led by the Vice President, Corporate Global Supply Chain and including executives from Business Management; the Legal Department; Information Technology; and Engineering, Programs and Quality overseeing the internal due diligence efforts.
•Trained representatives from our business sectors and corporate office on the requirements of the Rule and how to assist our suppliers in providing the necessary information as it relates to Conflict Minerals.
•Briefed the company’s Supply Chain Leadership Council, which includes representatives from our business sectors and corporate office, on our efforts to execute the requirements of the Rule with suppliers.
•Presented a management reporting dashboard to summarize and evaluate the results of our supplier surveys and reported on the results of our survey process to the executive steering committee.

•Continued documentation and certification of our internal compliance process by each of our business sectors and the corporate office.
•Utilized the company’s ethics hotline (the “OpenLine”) as a grievance mechanism to voice any concerns related to Conflict Minerals.
II.Identified and Assessed Risks in the Supply Chain
•Maintained our Standards of Business Conduct for Suppliers and Other Trading Partners in 12 languages. The Standards of Business Conduct for Suppliers and Other Trading Partners apply to our suppliers at all tiers, and require our suppliers, including sub-contractors at all tiers, to comply with any applicable laws and regulations regarding Conflict Minerals and assist us in meeting our obligations under applicable laws and regulations, including by supporting our efforts to conduct due diligence on the use of Conflict Minerals in our supply chain. These Standards of Business Conduct for Suppliers and Other Trading Partners are publicly available on our website at https://www.northropgrumman.com/suppliers/doing-business-with-northrop-grumman/northrop-grumman-standards-of-business-conduct-for-suppliers-and-other-trading-partners/.
•Conducted a survey of direct suppliers of the company who provide components and parts for those of our products with potential 3TG minerals utilizing the RMI’s Conflict Minerals Reporting Template (“CMRT”).
•Provided information regarding training materials for suppliers who received the CMRT template for completion.
Supported the Conflict Minerals initiatives of the AIA, including a letter sent by the AIA to smelters and refiners which stated AIA’s expectation of striving to become conflict-free.
III. Leveraged Established Strategy to Respond to Identified Risks
•Reviewed supplier CMRT survey responses and followed up via email and/or phone call regarding incomplete, inconsistent or non-responsive supplier survey responses.
•Regarding supplier CMRT responses, utilized senior leadership to follow up on certain non-responsive suppliers, with a focus on those suppliers that represented a significant portion of our total spend during the reporting year.
•Continued to include a contractual clause related to Conflict Minerals in new and renewed contracts as part of our standard terms and conditions for U.S. supplier contracts and certain international supplier contracts.
IV. Carried Out Independent Third-Party Audit of Smelter/Refiners’ Due Diligence Practices
We do not, to our knowledge, directly purchase 3TG minerals from any of the Covered Countries. We are a downstream consumer of 3TG minerals and are many levels removed from the smelters and refiners who provide minerals and ores to our suppliers.

Therefore, we did not perform or direct audits to be performed on smelters and refiners in our supply chain. Through our membership and participation in the RMI, we leveraged the RMI’s audit of smelters and refiners. The RMI uses an independent third-party auditor to identify smelters and refiners that assure sourcing of only conflict-free minerals.
V. Report Annually on Supply Chain Due Diligence
This Report and the associated Form SD are available on our website at: www.northropgrumman.com.
Section 4: Independent Audit
An independent private sector audit was not required for the 2025 reporting period.
Section 5: Due Diligence Results
For the 2025 reporting period, we surveyed suppliers representing approximately 95% of delivered parts or components that we believe could contain 3TG minerals. We requested data at the supplier company level and accepted responses from the company level, division/segment level or product level, as applicable. We reviewed supplier responses according to our internal due diligence process and followed up with those suppliers who indicated they were sourcing 3TG minerals from the Covered Countries.
Our due diligence findings included suppliers indicating they were sourcing 3TG minerals from the Covered Countries, suppliers indicating they did not know if they were sourcing 3TG minerals from the Covered Countries, and suppliers indicating they were not sourcing from the Covered Countries. Of those suppliers that indicated they were sourcing 3TG minerals from the Covered Countries, they were either sourcing from RMI conformant smelters or refiners or they could not determine whether any 3TG minerals sourced from the Covered Countries were contained in any parts or components delivered to Northrop Grumman. Based on our 2025 RCOI process and after exercising due diligence measures, we are unable to determine whether any of the 3TG minerals that these suppliers reported were actually contained in components or parts supplied to us.
Section 6: Continued Efforts to Mitigate Risk
We currently intend to take the following steps to support our due diligence process for future reporting periods:
1.Maintain membership and participation in the RMI and AIA Conflict Minerals working group, respectively.
2.Continue to include a contractual clause related to the Conflict Minerals reporting requirements in new or renewed contracts for U.S. and certain international suppliers.
3.Continue to survey suppliers that we believe represent approximately 95% of expenditures for delivered parts or components that we believe could contain 3TG minerals.

4.Continue to direct our suppliers to training and resources available about responsible sourcing of Conflict Minerals.
5.Continue to assess our internal processes based on prior experience and determine whether any adjustments are appropriate.